FORM 1-K

ANNUAL REPORT
ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933
For the fiscal year ended December 31, 2021

DLP POSITIVE NOTE FUND LLC
(Exact name of issuer as specified in the issuer’s charter)

Delaware
(Jurisdiction of incorporation)

84-4411924
(I.R.S. Employment Identification Number)

405 Golfway W Drive
St. Augustine, Florida 32095
(Address of Principal Executive Office)

(610) 488-2375
(Telephone Number)

Note Investments (“Notes”)
(Title of each class of securities issued pursuant to Regulation A)

PART II

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (the “Annual Report”) that are forward- looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements.

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of Business” filed on Form 1-A dated September 3, 2020 and qualified September 3, 2020. Please see this filing on EDGAR.

Our goal is to produce risk adjusted returns by investing in a range of real estate backed opportunities that we believe are fundamentally sound and present income and/or growth opportunities. Our primary investments consist of secured real estate loans with both affiliates and non-affiliates. Future investments may include real estate projects with both affiliates and non-affiliates including but not limited to investments into other real estate funds, preferred and/or common equity investments and partnerships.

We expect to continue to offer Notes in the Offering and making investments in loans in accordance with our business model until we raise the maximum amount being offered, unless earlier terminated by our Manager. See “Management Discussion and Analysis of Financial Condition and Results of Operations” below for more information concerning the status of the Offering.

MANAGEMENT DISCUSSION AND ANALYSIS

We incorporate by reference the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” filed on Form 1-A dated September 3, 2020 and qualified September 3, 2020. Please see this filing on EDGAR.

The DLP Capital Family of Companies

Our Manager is an affiliate of the DLP Capital family of companies (“DLP”, which stands for “Dream, Live, Prosper”). DLP was founded to fulfill a vision of passionately creating prosperity and positively impacting lives through real estate. DLP has been on a relentless mission to realize this vision and to lead wealth creation and preservation for its investors and partners through executing on innovative and affordable real estate solutions and strategies. DLP has been a faithful steward of capital for its investors, the most important constituent in the DLP ecosystem.

We leverage the experience and resources of the DLP family of companies which have an extensive background in the distressed and value-add residential and multi-family real estate space. In the past, which is no guarantee of future success, the DLP family of companies has offered investment options, not only in the real estate industry, but in the broader alternative investment spectrum as well. The DLP family of companies focus on income-producing real estate-backed debt and equity investments.

As of today, DLP has provided tens of thousands of real estate solutions, from helping homeowners sell their homes, to purchasing and renovating homes, to building brand new homes. DLP has helped hundreds of real estate investors acquire distressed properties, reposition them, and provide affordable housing to individuals, all while building and preserving wealth for our investors.

Impact Investing

All of DLP Capital’s business lines focus on providing affordable housing. America currently has the greatest undersupply of housing that the country has ever experienced. We have seen the cost of rent and home prices rise by over 50% in the past decade, yet wages for the bottom 70% of wage earners has grown by a meager 4-6%. In 2020, low-wage workers experienced the brunt of the job losses. Construction and development costs have soared, making it nearly impossible to build affordable housing. Most developers and builders have given up on trying.

DLP Capital is determined to continue scaling our businesses and expanding our solutions focused on investing capital to impact crises in America, primarily targeting the dire need for affordable workforce housing. We have set a Big Hairy Audacious Goal (BHAG) to become a Fortune 500 company through positively impacting 5,000,000 lives through 500,000 solutions provided.

Offering

On September 3, 2020, the Offering was qualified by the SEC. We offered up to $50,000,000 in Notes pursuant to the Offering.   As   of   December   31,   2021   we   had   successfully raised $14,696,678.04 from the sale of Note investments and as of April 28, 2022 we have raised a total aggregate of $17,007,678.51 from the sale of Note investments.

Nonrefundable organizational costs are deferred and amortized on a straight-line basis up to a maximum of 15 years. Unamortized organizational costs as of December 31, 2021, are $57,224 and accumulated amortization of $3,852 is recorded in other assets on the Fund’s balance sheet. Amortization of organizational costs was $3,029 for the period ending December 31, 2021.

Investments

Our affiliate Direct Lending Partners LLC has developed relationships with real estate investors across the country and sources and originates loans in over 25 states. Direct Lending Partners LLC is the primary source of investment opportunities for the use of proceeds from the Offering.

We have used, and intend to continue to use, substantially all of the net proceeds from the Offering to invest in non-consumer loans and other real estate-related assets.

Our underwriting process is similar to banks in terms of the types of information utilized. In order to underwrite a particular borrower, we evaluate personal financial statements, asset statements, tax returns and perform borrower due diligence including background searches, OFAC searches and credit inquiries.

We underwrite the property based on its current value, and the after repair value (“ARV”), with the primary focus on the ARV. This is either done via a third-party appraisal or by other means, such as a broker’s price opinion. A detailed scope of work for the proposed improvements is required, and a physical inspection of the property is conducted. In some cases, the we will engage an Affiliate, or a third-party inspector to evaluate the proposed scope of work to determine the project’s feasibility. Construction funds are held in reserves and released as the project is completed in accordance with a draw schedule. During each phase of construction, the property and work is inspection before any funds are released.

Investments are made only in markets wherein our Manager feels confident and comfortable in its ability to invest and underwrite effectively.

As of April 28, 2022 we have the following investments:

5500 Frederica Road St. Simons Island, GA

On September 16, 2020 we provided a non-consumer loan to Sea Palms Ventures 5500 Frederica LLC for the refinance of a commercial office building. The principal amount of the loan was $2,500,000 with a current maturity date of June 1, 2022. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 8.99% per annum.

39 Patton Avenue Asheville, NC

On January 8, 2021 we provided a non-consumer loan to Patton Avenue Ventures LLC for the refinance of a commercial office building. The principal amount of the loan was $1,700,000 with a current maturity date of August 1, 2022. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 9.0% per annum.

5514 Frederica Road St. Simons Island, GA

On March 17, 2021 we provided a non-consumer loan to 50 Oaks Group LLC to finance the acquisition of a residential townhome development project. The principal amount of the loan was $2,200,000 with a current maturity date of July 1, 2022. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 10% per annum.

5500 St. Mary’s Road Columbus, GA

On April 9, 2021 we provided a non-consumer loan to Cardinal Ventures III LLC for an existing multifamily community. The principal amount of the loan was $1,000,000 with a current maturity date of August 1, 2022. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 9% per annum.

423 Edgewood Avenue, Westfield, NJ

On July 29, 2021 we provided a non-consumer loan to Good as New Ventures LLC for the refinance of an income producing residential property. The principal amount of the loan was $556,000 with a current maturity date of August 1, 2022. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 8.5% per annum.

938 East 4th Street and 949 East 5th Street Bethlehem, PA

On August 11, 2021 we provided a non-consumer loan to Monocacy General Contracting LLC for the refinance of a commercial office building. The principal amount of the loan was $3,640,917 with a current maturity date of September 1, 2022. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 9.99% per annum. The loan has a reserve of $350,850.00

Ormond Beach Ventures LLC

On March 1, 2022 we provided a non-consumer loan to Ormond Beach Ventures LLC secured by various residential and commercial income producing properties. The principal amount of the loan was $1,192,500 with a current maturity date of April 1, 2023. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 8.0% per annum.

3190 Silver Crest Road Nazareth, PA

On February 25, 2022 we provided a non-consumer loan to Good as New Ventures LLC for the refinance of an income producing residential property. The principal amount of the loan was $541,500 with a current maturity date of April 1, 2023. Interest is due monthly based on the outstanding principal balance of the Note, with interest accruing at 9.0% per annum. The loan has a construction reserve of $14,456.25.

Absent an event of default, we intend to hold these investments to maturity. We periodically review the adequacy of allowances for potential loan losses and have established an allowance to provide reserves for such potential losses. The amount of funds allocated to loan loss reserves is calculated at an amount equivalent to one-twelfth (1/12) of one quarter percent (.25%) of the outstanding Unpaid Principal Balance of all loans as of the last date of each month which may be reserved, in our Manager’s discretion.

Additional details relating to our current investments are contained in the below “Financial Statements” and “Independent Auditor’s Report.”

Note Holder Payments and Distributions

Current Note tiers based on the amount of the investment and term range from 3% to 8% with the current Notes payable ranging from 3% to 8%.

As of April 28, 2021, Notes payable to investors total $13,094,409.63. To date, all accrued interest payments to all Note holders have been paid monthly pursuant to the terms of their Notes.

DIRECTORS AND OFFICERS

We incorporate by reference the section titled “Management” filed on Form 1-A dated September 3, 2020 and qualified September 3, 2020. Please see this filing on EDGAR.

As of April 25, 2022, Donald Wenner continues to serve as CEO, Robert Peterson serves as CFO, and Barry W. DeGroot serves as Chief Legal Counsel. Messrs. Wenner, Peterson and DeGroot are beneficial owners of DLP Capital Partners LLC, sole member of our Manager.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

We incorporate by reference the section titled “Security Ownership of Management and Certain Security Holders” filed on Form 1-A dated September 3, 2020 and qualified September3, 2020. Please see this filing on EDGAR.

Managers Capital Commitment

In accordance with the Offering, our Manager, either directly or indirectly through affiliates will invest an amount no less than five percent (5%) of the aggregate amount of Notes issued to Note Holders. To date, our Manager, via affiliates, has made equity investments in the amount of
$1,000,000 representing approximately 7.64% of the aggregate amount of Notes issued as of April 28, 2022. Distributions of $292,340 have been made to Manager.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We incorporate by reference the section titled “Interest of Management and Others in Certain Transactions” and “Conflicts of Interest” filed on Form 1-A dated September 3, 2020 and qualified September3, 2020. Please see this filing on EDGAR.

Related Party Transactions.

We have invested and will continue to invest in loans with both affiliates and non-affiliates. Affiliates of the Manager are principals in Patton Avenue Ventures LLC, Cardinal Ventures III LLC, DLP HQ LLC, Good as New Ventures LLC and Ormond Beach Ventures LLC to which loans have been made. Affiliates of our Manager own a beneficial interest in Sea Palms Ventures 5500 Frederica LLC and 50 Oaks Group LLC to which loans have been made.

Loans to affiliates or entities in which affiliates own a beneficial interest are underwritten to the same comparable standards as loans to non-affiliate borrowers and upon the same arm’s length terms. Further, principals of affiliates are required to provide the same personal guarantees as non-affiliate borrower principals.

The Company pays management fees to the Manager for providing services to the Company payable monthly in advance equal to 0.833% (1% on an annualized basis) of the aggregate amount of the capital contributions. The management fee expense was $7,000 for the period January 16, 2020 (the inception date) to December 31, 2021, which is accrued and unpaid as of December 31, 2021.

Other affiliates of our Manager who provide services to the Company and or borrowers have and will continue to receive fees. Such fees include origination fees for loan payable to Direct Lending Partners LLC and title insurance fees payable to DLP Closing Services LLC for title services to borrower. All fees for services are arm’s length and commensurate with market rates.

OTHER INFORMATION

We do not have other information to disclose under Item 6 of Form 1-K.

FINANCIAL STATEMENTS

Our financial statements and independent auditors report as of December 31, 2021 prepared by CohnReznick is attached as Exhibit 1 to this Annual Report.

LIST OF EXHIBITS

1.	Financial Statements and Independent Auditor’s Report.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DLP POSITIVE NOTE FUND LLC

By: DLP PNF Manager LLC, a Delaware limited liability company, its manager
By: DLP Capital Partners LLC, its sole member
By: DLP Real Estate Capital Inc., its manager

By:
Barry W. DeGroot, Managing Principal

EXHIBIT 1 – Financial Statements and Independent Auditor’s Report.

DLP POSITIVE NOTE FUND LLC

Financial Statements

December 31, 2021

DLP POSITIVE NOTE FUND LLC

Independent Auditor's Report

To the Managing Member
DLP Positive Note Fund LLC

Opinion

We have audited the financial statements of DLP Positive Note Fund LLC, which comprise the balance sheet as of December 31, 2021, and the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of DLP Positive Note Fund LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of DLP Positive Note Fund LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about DLP Positive Note Fund LLC's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of DLP Positive Note Fund LLC's internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about DLP Positive Note Fund LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

New York, New York
April 27, 2022

DLP POSITIVE NOTE FUND LLC
Balance Sheet
December 31, 2021

Assets
Cash	$638,319
Note receivable, net	2,909,069
Notes receivable, related party	9,856,000
Accrued interest receivable	100,421
Other assets	53,427
Total assets	$13,557,236
Liabilities and Members' Equity
Liabilities
Accounts payable and accrued expenses	$38,207
Accrued interest on notes payable, investors	485,029
Notes payable, investors	12,234,000
Total liabilities	12,757,236
Commitments and contingencies
Members' equity	800,000
Total liabilities and members' equity	$13,557,236

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC
Statement of Operations
Year Ended December 31, 2021

Revenue
Interest income	$1,039,885
Other income	36,780
Total revenue	1,076,665
Expenses
Interest expense	609,075
Management fees	7,000
Professional fees	54,000
General and administrative expenses	2,244
Provision for loan losses	25,239
Amortization of loan fees	3,029
Total expenses	700,587
Net income	$376,078

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC
Statement of Changes in Members’ Equity
Year Ended December 31, 2021

Balance, December 31, 2020	$713,709
Contributions	100,000
Distributions	(389,787)
Net income	376,078
Balance, December 31, 2021	$800,000

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC
Statement of Cash Flows
Year Ended December 31,2021

Cash flows from operating activities
Net income	$376,078
Adjustments to reconcile net income to net cash
used in operating activities
Provision for loan losses	25,239
Amortization of loan fees	3,029
Changes in operating assets and liabilities
Notes receivable, amounts funded	(3,737,144)
Notes receivable, amounts paid off	1,083,115
Notes receivable, related party, amounts funded	(7,356,000)
Notes receivable, related party, amounts paid off	823,760
Accrued interest receivable	(100,421)
Other assets	(14,555)
Accounts payable & accrued expenses	23,375
Accrued interest on notes payable, investors	425,941
Net cash used in operating activities	(8,447,583)
Cash flows from financing activities
Proceeds from notes payable, investors	10,453,550
Payments to notes payable, investors	(2,967,678)
Member contributions	100,000
Capital distributions	(389,787)
Net cash provided by financing activities	7,196,085
Net decrease in cash	(1,251,498)
Cash, beginning	1,889,817
Cash, end	$638,319
Supplemental disclosure of cash flow information
Cash paid for interest	$109,630

See accompanying notes to financial statements

DLP POSITIVE NOTE FUND LLC
Notes to Financial Statements
December 31, 2021

Note 1 – Description of Business

DLP Positive Note Fund, LLC (the “Fund”) was organized as a Delaware limited liability company on January 16, 2020 (date of inception). The managing member of the Fund is DLP PNF Manager LLC (the “Manager”). The Fund was formed by initial capital contributions from the Manager. The Fund invests in secured real estate loans with both affiliates and non-affiliates and in the future may invest in real estate projects with both affiliates and non-affiliates including but not limited to investments into affiliates’ other funds as well as non-affiliate real estate funds. The Manager is responsible for the investment decisions of the Fund in accordance with the Limited Liability Operating Agreement (the “Agreement”), dated January 16, 2020.

The liabilities of the members of the Fund are limited to their capital contributions. Certain affiliates of the Manager and their principals are members of the Fund. The Fund shall continue from year- to-year until the Company is dissolved as provided in the Agreement.

Note 2 – Summary of Significant Accounting Policies

Basis of presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities at the date of the financial statements or during the year. These estimates and assumptions are based on management’s best estimates and judgement. Management evaluates its estimates and assumptions on an ongoing basis using historical experiences and other factors, include the current economic environment. Management adjusts such estimates when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from those estimates.

Note receivable, net

Notes receivable represent investments held by the Fund that the Fund intends to hold to maturity, unless otherwise defaulted upon by the borrower, and are carried at their outstanding principal balance. The Fund has the ability to hold the Notes to maturity.

Management periodically reviews the adequacy of the allowance for loan losses based on its evaluation of the borrower’s ability to repay, the estimated value of any underlying collateral and other relevant factors. The Fund has established an allowance to provide for reserve for loan losses. Management’s policy is to periodically review specific individual accounts to determine collectability and to charge any amounts deemed unrecoverable to the reserve. As of December 31, 2021, the reserves for loan losses was $27,648, of which $25,239 was incurred in 2021.

DLP POSITIVE NOTE FUND LLC
Notes to Financial Statements
December 31, 2021

Income taxes

No provision for income taxes has been made in the financial statements since the income or loss from the Fund is reported by each member in accordance with the provisions mandated by the Agreement and is passed through directly to each member and reported on their individual tax returns. Profits, losses and distributions of cash flow (as defined in the Agreement) are allocated to each member in accordance with the Agreement. The Fund evaluates the uncertainties of tax positions taken or expected to be taken on a return based on the probability of whether the position taken will be sustained upon examination by taxing authorities. The Fund uses a more- likely-than-not threshold for the recognition and derecognition of tax positions taken on a tax return. The income tax returns for 2020 and 2021 (when filed) remain open to possible examination. The management of the Fund concluded that it has no material uncertain tax liabilities to be recognized at this time. Interest and penalties, if incurred, would be recorded under general and administrative expenses on the accompanying consolidated statement of operations. In accordance with the accounting guidance on the accounting for uncertainty in income taxes, the Fund assessed its tax positions as of December 31, 2021.

Amortization of organizational costs

Nonrefundable organizational costs are deferred and amortized on a straight-line basis up to a maximum of 15 years. Organizational costs and accumulated amortization were $57,224 and
$3,852, respectively, and are recorded in other assets on the Fund's balance sheet. Amortization of organizational costs was $3,029 for the year ended December 31, 2021.

Note 3 – Concentration of Credit Risk

The Fund maintains its cash at a major financial institution. Bank balances may, from time to time, exceed the Federal Deposit Insurance Corporation (“FDIC”) insurance limits. The Fund is subject to credit risk to the extent that a financial institution may be unable to fulfill its obligation to retain the Fund’s cash held at the financial institution. At December 31, 2021, the Fund had cash in excess of federally insured limits in the amount of approximately $760,000. During the period ended December 31, 2021 there were no losses incurred with respect to excess amounts over FDIC insured limits.

DLP POSITIVE NOTE FUND LLC
Notes to Financial Statements
December 31, 2021

Note 4 – Note Receivable, Net

As of December 31, 2021, the balance of Note receivable, net is as follows:

December 31, 2021

Monocacy General Contracting, LLC	$3,640,917
Reserve Agreement	(704,200)
Provision for loan Losses	(27,648)
Note receivable, net	$2,909,069

Monocacy General Contracting, LLC (“Borrower”) and the Fund (“Lender”) entered into a Promissory Note (the “Note”) on October 29, 2020 for $2,401,700 with a maturity date of August 1, 2021. Simultaneously, the parties entered into a Construction Reserve Agreement. The Borrower deposited with the Lender the amount of $2,401,700 from the proceeds of the loan to establish a reserve. The reserve shall be held by the Lender in a noninterest-bearing account during the term of the Note. On August 11, 2021 the Note was refinanced into a new Note with a principal of $3,640,917. The parties entered into a new Construction Reserve Agreement and reserve funds of $2,051,518 were deposited with the Lender. Pursuant to the terms of the Construction Reserve Agreement, the Borrower shall make written application to the Lender for release of reserve funds. As of December 31, 2021, $1,347,319 was distributed from the reserve.

Interest is due monthly based on the outstanding principal balance of the Note, without regard to the reserve, with interest payments at 9.99% per annum.

The promissory note is secured by a mortgage on the property, as defined in the note agreement and a Construction Guaranty Agreement made by the managing member of the Borrower.

Note 5 – Note Receivable, Related Party

	December 31, 2021	2021 interest earned
50 Oaks Group, LLC	$2,200,000	$173,556
Cardinal Ventures III LLC	1,000,000	65,500
DLP HQ LLC	1,900,000	87,400
Good as New Ventures LLC	556,000	19,823
Patton Avenue Ventures, LLC	1,700,000	150,450
Sea Palm Ventures, LLC	2,500,000	224,750
Notes receivable, related party	$9,856,000	$721,479

DLP POSITIVE NOTE FUND LLC
Notes to Financial Statements
December 31, 2021

Interest rates on Notes Receivable from related parties vary from 8.99% to 10%. Interest earned on the noted for the year ended December 31, 2021 was $721,479. The maturities of the notes range from May 2022 to August 2022. The notes are collateralized by real property.

DLP Homes, LLC, an affiliate of the Manager, had an original loan amount of $823,760, bearing interest at 9%, which matured on October 1, 2021. Interest earned on the loan for the year ended December 31, 2021, was $33,805. The loan was repaid in full on October 13, 2021. The promissory note was secured by a mortgage on the property as defined by the note agreement and a Construction Guaranty Agreement made by the managing member of DLP Homes, LLC.

Note 6 – Notes Payable, Investors

The Fund entered into note agreements with third party investors through a Regulation A Offering effective September 2020. The uncollateralized notes bear interest at rates between 5.0% and 8.0% per annum and have maturity dates between three months and five years.

Upon the maturity of the note agreements, the investors (the “Note Holder(s)”) are required to notify the Manager of their desire to cash-out of the outstanding note agreement (the “Note”) no later than 90 days prior to the maturity date of the respective note agreement held by the Note Holders. If the respective Note Holders do not provide the 90 day cash-out notice as outlined in each Note Holders respective agreement, the maturity date will automatically extend as outlined in the respective note agreement, and the interest rate on the outstanding, unpaid principal balance of the note will bear interest at the Note rate less 1% until either (i) the Note Holder notifies the Company that it wishes for the outstanding balance of the Note to be rolled over into a new Note or (ii) 90 days after the Note Holder provides a cash-out notice, the Company shall have the right to pay the Note Holder the Note rate plus 1% for up to 90 days beyond the maturity date of the respective note agreement held by the Note Holder. In addition, the note agreement provides for certain default and early repayment fees as outlined in each respective Note Holder’s Note.

Scheduled amounts due under the note agreements are as follows:

Year Ended December 31,	Principal Balance	Accrued Interest	Balance Due
2022	$11,489,000	$462,009	$11,951,009
2023	-	-	-
2024	120,000	2,775	122,775
2025	485,000	13,431	498,431
2026	140,000	6,814	146,814
	$12,234,000	$485,029	$12,719,029

DLP POSITIVE NOTE FUND LLC
Notes to Financial Statements
December 31, 2021

Note 7 – Members’ Equity

Members’ equity consists of contributions made to the Fund by affiliates of the Managing Members. The Managing Member may, in its discretion, cause the Fund to make distributions to the members at any time. Any such distribution shall be made to the members in proportion to their respective capital account percentages. During the year ended December 31, 2021 the Fund made distributions of $389,787.

Note 8 – Related Party Transactions

The Fund pays management fees to the Manager for providing management services to the Fund. The management fee is equal to 1% of the aggregate amount of the capital contributions, payable monthly. For the year ended December 31, 2021, total management fees incurred were $7,000.

Note 9 – Commitments and Contingencies

The Fund may be party to routine litigation incidental to the ordinary course of its business. Management believes that the ultimate outcome of all outstanding claims and pending litigation, if any, will not have a material effect on the Fund’s balance sheet, results of operations or cash flows.

Note 10 – Risk and Uncertainties

In early 2020, an outbreak of a novel strain of coronavirus (“COVID-19”) emerged globally. As a result, events have occurred domestically in the United States and globally, including mandates from federal, state and local authorities, leading to an overall decline in economic activity. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of this matter. The effects of this pandemic may materially impact the value and performance of the Fund. The ultimate impact of COVID-19 on the financial performance of the Fund cannot be reasonably estimated at this time.

The Fund’s business is concentrated in non-consumer loans on real estate and its results of operations and financial position are greatly affected by the performance of the real estate industry.

Note 11 – Subsequent Events

The Fund has evaluated subsequent events through April 27, 2022, the date on which these financial statements were available to be issued. There are no material subsequent events requiring disclosure or adjustment to the financial statements.